Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

May 7, 2014

Via EDGAR and Federal Express

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Cachet Financial Solutions, Inc. (the “Company”) Draft Registration Statement on Form S-1 Submitted April 8, 2014 File No. 377-00558

Dear Mr. Spirgel:

This letter responds on behalf of the Company to your comment letter dated April 29, 2014 with respect to above-referenced document submitted by the Company to the Commission.  To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

General

1.
As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

RESPONSE:  We have not yet obtained clearance from FINRA with respect to the compensation to be paid to the underwriters for our offering.  As requested, we will provide you with FINRA’s written clearance or arrange for a call at the appropriate time.

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission Page 2 May 7, 2014

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:  At this time, we have not presented any written communications, as defined in Rule 405, pursuant to Section 5(d) of the Securities Act of 1933, nor are we aware of any research reports about our company that have been published or distributed by any offering participant in reliance in reliance on Section 2(a)(3) of the Securities Act of 1933.

3.
We note references to third-party information throughout the prospectus, including information from reports prepared by Markets & Markets and Celent. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available.

RESPONSE:   With this letter we are providing you with copies of materials supporting the third-party statements contained in our prospectus.  In the hard copies of these materials that we send to you, the supporting statements are highlighted in some fashion to facilitate your review of the same. All documents listed below are publicly available either in full or in summary.  Please note that we have yet to fully corroborate the statements relating to Attachments 3.3 and 3.4.  As such, we will provide them to you in a supplemental response or, if we are unable to fully corroborate those statements, we will revise the prospectus appropriately.

Statement in Prospectus	Supporting Material Reference (Internet address at which publicly available)	Attach-ment
“According to a Markets & Markets study ….” (page [35], paragraph 1)	http://www.marketsandmarkets.com/Market-Reports/merchant-remote-deposit-capture-180.html	3.1
“According to a recent Celent report …” (page [35], paragraph 1)	http://www.celent.com/reports/state-remote-deposit-capture-2012-replacement-market-emerges	3.2
“According to Celent, this growth has resulted ….” (page [35], paragraph 1)	http://www.celent.com/reports/state-remote-deposit-capture-2012-replacement-market-emerges	3.2
“In a February 2008 publication, Architecture/Infrastructure has taken the position ….” (page [35], paragraph 3)	http://www.banktech.com/architecture-infrastructure/remote-deposit-capture-poised-for-explos/206900270	3.3

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission Page 3 May 7, 2014

“According to AlixPartners, mobile deposit is the number one mobile feature sought ….” (page [35], paragraph 4)	http://www.alixpartners.com/en/MediaCenter/PressReleases/tabid/821/articleType/ ArticleView/articleId/203/Smartphones-Rapidly-Transforming-Mobile-Banking-From-New-Concept-to-Tablestakes-According-to-AlixPartners-Study.aspx#sthash.PsKkllSn.dpbs	3.4
“In addition, the Aite Group projects ….” (page [35], paragraph 4)	http://www.americanbanker.com/issues/177_243/mobile-banking-will-grow-300-percent-over- the-next-four-years-aite-1055318-1.html	3.5
“In response to high and growing consumer demand, the percentage of the largest financial institutions offering mobile RDC has nearly tripled over the past two years. In fact, according to Javelin Strategy & Research, ….” (page [35], paragraph 5)	https://www.javelinstrategy.com/news/1393/92/Mobile-Imaging-Moves-Beyond-Mobile-RDC- to-Bridge-the-Transaction-Gap/d,pressRoomDetail	3.6
“A 2012 Celent survey (“State of Consumer RDC 2012) reports that 80% of United States financial institutions ….” (page [35], paragraph 5)	http://www.celent.com/reports/state-consumer-rdc-2012-death-desktop-0	3.7
“Mitek reports that major banks report saving ….” (page [35], paragraph 6)	http://globenewswire.com/news-release/2013/03/18/531292/10025445/en/Mitek-s-Mobile-Deposit-R-Enables-Consumers-to-Snap-Their-Way-to-More-Than-40-Billion-in-Deposits.html?print=1	3.8

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission Page 4 May 7, 2014

4.
Please prominently disclose that the company was a shell company. Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company and to discuss the conditions that must be met under Rule 144(i).

RESPONSE:  We note that our prospectus already contains disclosure relating to the status of the Company as a shell company.  Please see pp. 45 (Plan of Distribution—Shares Eligible for Future Sale) and 60 (Market for Common Equity and Related Stockholder Matters—Rule 144(i)).  Nonetheless, we have inserted summary disclosure (together with a cross reference to the fuller discussions contained in the Plan of Distribution and Market for Common Equity and Related Stockholder Matters sections of the prospectus at pp. 46 and 60, respectively.  In this regard, please see p. 5 of the prospectus.

Prospectus Summary, page 1

5.
Please provide a concise summary, in non-technical terms, of the services you provide to your customers. For example, on page 2, we note your statement that your mobile application is analogous to banking with JP Morgan Chase. Please explain in plain English the products and services you provide to your customers.

RESPONSE:  In our prospectus, we have revised our description of the services we provide to eliminate, as much as possible, the use of technical jargon and explain the services in plain English.  Please see “—Our Solutions” at p. 2 of the prospectus.

6.
Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development and with little time and attention from management. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting.

RESPONSE:  As you have suggested, our revised prospectus contains a summary description of the business rationale for becoming a public reporting company, including the benefits and burdens of that status and our estimate of the direct costs we will incur as a public reporting company.

7.	We note that you have engaged in several significant acquisitions over the last several years. Please expand your history to discuss these acquisitions.

RESPONSE:  The only recent acquisition of which we are aware is our March 2014 acquisition of the Select Mobile Money assets from DeviceFidelity, Inc.  That acquisition is discussed at pp. 5 and 32 of the prospectus.  If we have misunderstood your comment, please advise.  When we speak of the “acquisition” of the business of Cachet Financial Solutions Inc., we are speaking of the reverse merger transaction that resulted in our Company taking control of the public reporting company formerly known as DE Acquisition 2, Inc.  We already discuss this transaction in several sections of the prospectus, including the Summary, Risk Factors, Business and elsewhere.

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission Page 5 May 7, 2014

8.	Please highlight here, in the Risk Factors and under the Plan of Distribution the impact of the concurrent selling shareholder offering on the company’s ability to sell its shares.

RESPONSE:  Our revised prospectus contains added disclosure relating to the effect on our offering that may result from the concurrent offering of our shares by our selling shareholders.  In reviewing the structure of the Summary section, we thought it best and in keeping with the flow of the narrative to include this disclosure at page 4.  Please see also pp. 20 (Risk Factors) and 45 (Plan of Distribution) of the prospectus.

9.
We note your discussion on page 1 of the unbanked or the underbanked market. Please revise this disclosure to clarify how your products service this market and what portion of this market you believe is addressable by your products.

RESPONSE:  In our prospectus, we have attempted to explain how our products serve the unbanked and underbanked markets, and the extent to which those products may address the needs of those markets.  Please see the third full paragraph of “—Our Solutions” at page 2 of the prospectus.

10.	Please revise to disclose here that your auditor has expressed a substantial doubt as to your ability to continue as a going concern.

RESPONSE:  We have added prominent disclosure of the going concern opinion of our independent registered public accounting firm.  Please see page 4 of the prospectus as well as a risk factor added at page 9.

Our Competitive Strengths, page 2

11.
We note your disclosure regarding your innovative products. Please revise your disclosure to clarify the importance of these technologies to your operations. For example, we note your disclosure on page 38 that none of these functions are “critical to our overall ability to provide RDC services.”

RESPONSE:  We have reviewed your comment.  After consideration, we have revised our later-occurring disclosure in the “Business—Intellectual Property” section of the prospectus to clarify that our ultimate receipt of the letters patent discussed there is what we believe to not be “critical to our overall ability to provide RDC services.”  The functionality that is the subject of those patent applications, however, is critical to our business and ability to compete in the RDC marketplace.

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission Page 6 May 7, 2014

Recent Developments, page 4

12.
Please revise the first sentence of the final paragraph in this section to delete the portion of the sentence indicating that the summary of Merger Agreement is qualified in its entirety by reference to the actual Merger Agreement. It is your responsibility to summarize accurately the material portions of the Merger Agreement.

RESPONSE:  We have deleted the sentence referred to in your comment.

Risk Factors, page 9

We have a significant number of shares of our common stock issuable…, page 9

13.
We note your discussion of your Loan and Security Agreement with Michael J. Hanson. Please update to reflect whether the loan was repaid prior to April 4, 2014. In addition, please provide an estimate of the number of shares that will be issued to Mr. Hanson based on $2.40 per share.

RESPONSE:  We have updated the risk factor to disclose the current status of our obligations to Mr. Hanson under the Loan and Security Agreement, and to disclose our current estimate of the number of shares issuable to Mr. Hanson at the rate of $2.40 per share.  In particular, we did not repay the loan from Mr. Hanson on April 4, 2014.  As a result, the Company issued 19,531 shares of common stock (representing 3.125% of the original principal amount of the $1.5 million loan, at a rate of $2.40 per share, pursuant to Section 1.6(b) of the agreement), in addition to the 78,125 shares of common stock issued as additional consideration (representing 12.5% of the original principal amount of the $1.5 million loan, at a rate of $2.40 per share, pursuant to Section 1.6(a) of the agreement) .  We are required to issue an additional 19,531 shares each fifth successive business day after April 4, 2014, for so long as any portion of the loan remains unpaid.  Through the date of this letter, Mr. Hanson has received or will receive an aggregate of 175,780 shares of common stock on account of this loan.  Please see page 10 of the prospectus.

We have a significant amount of secured and unsecured debt…, page 10

14.	Please revise to include accrued but unpaid interest in this discussion.

RESPONSE:  We have updated this risk factor include disclosure of the amounts of accrued but unpaid interest on the various obligations that we discuss. Please see page 10 of the prospectus.

Under our current business model, we rely upon third parties to provide software…, page 12

15.	Please clarify that you do not currently own proprietary software for your RDC solutions.

RESPONSE:  We have revised the risk factor to emphatically state that we do not own any software for our RDC products.  Please see page 12 of the prospectus.

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission Page 7 May 7, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

16.
Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. Your overview should provide a general overview of the trends in the RDC and mobile wallet market, including technological trends. For more information, refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management’s Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

RESPONSE:  We have revised the overview portion of our MD&A discussion to provide more information relating to trends in our business and the RDC market in general.  Please see page 24 of the prospectus (under the subcaption “—Business and Development of Business”).

Business, page 31

Outsourced Functions, page 37

17.
Please revise your disclosure to clarify the current status of your RDC software platform, including whether you have entered into a new license agreement with a third party. In addition, please tell us whether the cancellation of this agreement poses a risk to your operations or business.

RESPONSE:  We have added disclosure to the prospectus that clarifies the current status of our RDC software platform and our plans for platform software development.  We do not believe that the cancellation of the agreement poses a risk to our operations or business, and we have revised the prospectus to so state. Please see page 40 of the prospectus.

Mr. Larry Spirgel Assistant Director Division of Corporation Finance Securities and Exchange Commission Page 8 May 7, 2014

New Products & Product Enhancements, page 37

18.
Please revise this disclosure to provide a more detailed description of your plans to develop these new products. This discussion should include specific information regarding each material event or step required to develop these products, including costs and time.

RESPONSE:  We have revised these bullet points to add details about expected release dates and our estimated internal development costs.  In addition, we have deleted several bullet points.  The bullet point for “alternate platforms” was deleted since our internal RDC software platform development (see your comment 17 and our related response above) includes these enhancements; the bullet point for “partner integration” was deleted because upon review it appears duplicative with the “core integration” bullet point; and the “expansion of supported mobile technology” bullet point was deleted since was have already accomplished iOS and Android functionality enhancements and our additional planned enhancement have been incorporated into our internal RDC software platform development (see your comment 17 and our related response above).

Should you have any further questions or comments, or wish to discuss these matters with us, we ask that you please contact us.  I can be reached using the contact information above.  If I am unavailable, please feel free to contact Mr. Darin McAreavey, Chief Financial Officer of the Company, at (952) 698-5214.  On behalf of the Company, we greatly appreciate your prompt attention to this letter.

Very truly yours,

/s/ Paul Chestovich
Paul D. Chestovich

cc:	Darin McAreavey Jeffrey C. Mack Howard Wilensky

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HOME › Top Market Reports › Merchant Remote Deposit Capture (RDC) – Increasing Adoption

Merchant Remote Deposit Capture (RDC) – Increasing Adoption

By: marketsandmarkets.com
Publishing Date: July 2010
Report Code: BFS 1001

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Report Description

Remote Deposit Capture (RDC) is an easy three-step process of scanning, verifying, and depositing a check. It reduces the time required to deposit checks and simultaneously facilitates savings by eliminating the cost of going to the bank, photocopying checks, purchasing deposit slips, dedicating employees for depositing checks, and many other business activities.

Our research reveals that the money lost by having checks sit around outweigh the costs of merchant RDC. The benefits also include improved cash flow, same day ledger transaction, enhanced customer service, and the convenience of depositing checks in-house.

RDC has become a necessity because paper checks still form one of the most popular methods of payment; accounting for around 75% of initial B2B payments. Around 30 billion checks were written in 2006 alone. The conventional process of depositing checks means that a business loses a lot of time and money. As RDC can drastically reduce the time and cost of depositing checks, almost every bank is now offering RDC to cater to new customers as well as to retain existing ones.

RDC has shown an impressive growth rate of 70% from 2004 to 2008. The process was initially adopted by banks and financial institutions as branch deposit capture. This was followed by the adoption of the bank's commercial base wherein the major targeted segment was big businesses where banks held their core deposit and asset base. As banks turned their focus to merchants, they initially targeted small and medium size businesses with annual revenue of $1 million to $25 million.

While RDC adoption has lagged behind expectations with 2% in 2007, this market segment is now on the upswing with its current adoption rate at around 30%. Micro business segments with annual revenue of $25,000 to $1 million account for 70% of all printed checks, and promise to be an attractive market if banks can learn how to crack it.

Early adoption of large established treasury and cash management customers provided 'low hanging fruit' for banks. But these customers represented a small percentage of the bank's total commercial base. Banks were content with their initial efforts that RDC was available for customers who required the solution. The smaller banks, community banks, and credit unions saw the opportunity missed by the larger FIs and slowly began to enter this market by first becoming a referral bank for their core processor and eventually becoming a processing bank.

With the systems in place, banks began focusing on small businesses. As the technology stabilized, the cost dropped and banks could be innovative with the business model, placing RDC with almost any customer. Realizing that one size does not fit all, large banks also launched solutions for small businesses.

Banks can benefit by viewing RDC as a means to an end. Electronic payments have increased at an annual growth rate of 12.5%, while the use of checks is declining at a rate of 6.5%. The pot of gold at the end of the rainbow is not how many scanners the banks can deploy; rather, RDC is the first step to expand into other merchant payment solutions. This is an area in which banks wish they could do better.

As most banks have realized that one size does not fit all, the development of solution for businesses or merchants with low volume checks or low deposit amounts can create a niche segment for RDC adoption. Thus, innovative product offerings will play a major role in the development of the RDC market. Moreover, the integration of industry participants, i.e., the banks, scanner manufacturers, and application service providers will help them to provide more effective and cost saving solutions.

Scope of the report

Strategy formulation

This section seeks to provide a schematic of the marketplace under study; and to enable the report user to determine their competitiveness and positioning in the market. Through our in-depth understanding of the financial services industry, we size the market, identify the trends and drivers, and develop the right framework for strategy formulation to help users maintain or enhance their market position.

Business Model

This section seeks to identify the already existing business models; and to optimize these models in order to help FIs enter new and lucrative markets.

Vendor Selection

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This section seeks to profile the companies supporting the market under study. We profile the top vendors and analyze user perspectives to help you make the best decision for your financial institution. Every report includes in-depth reviews of the top vendors.

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MarketsandMarkets provides clients with ground breaking marketing research. M&M's unique research methodology and expert analytical capabilities will provide you the tools to apply the best marketing practices to your Financial Institution.

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This market research study will forecast the future roles, uses, and acceptances of new products, services, and applications emerging in the marketplace. It will identify opportunities where companies can get a leg up on the competition.

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3. Where are the gaps and opportunities; what factors are driving market growth?
4. What are the key playing fields and winning-edge imperatives?
5. What is the competitive landscape; who are the main players in each segment; what are their strategic directives, operational strengths, key selling products, and product pipelines? Who is doing what?

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HOME › Top Market Reports › Merchant Remote Deposit Capture (RDC) – Increasing Adoption

Merchant Remote Deposit Capture (RDC) – Increasing Adoption

By: marketsandmarkets.com
Publishing Date: July 2010
Report Code: BFS 1001

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Merchant Capture is a product that saves time and cost and simplifies the process of depositing checks. While it has no good reason for failure, its adoption has been slower than the expected rate. Currently, around 3.75 million businesses in the U.S. are using Merchant Capture; and at the current growth rate the number is expected to reach around 7.3 million users by the end of 2014.

The reasons for the failure of RDC are as follows:

- Improper positing in the introductory phase of the product has acted as one of the strongest barriers in the adoption of RDC. While the initial product was designed for large businesses, the adoption came from small businesses where the volume of checks was different. Thus, the existing product failed to fulfill the needs of the small businesses.
- Lack of awareness about the operational risks and the regulatory compliances for the product has also affected the growth of RDC. The unmet need for a multiple account deposit facility is also hampering the adoption of RDC.
- Huge opportunity for players as huge number of merchants yet to adopt RDC
- After its launch in 2004, RDC was expected to reach merchants by the end of 2012, but low adoption rate has led to an 'opportunity gap'. The opportunity gap has a potential market segment of around 16-17 million businesses in the U.S. who can adopt RDC.

RDC can revolutionize the banking industry if it is marketed well. Banks and ISOs have to come together to meet the varying needs of different business segments. In order to do this banks have to create awareness about the product and train merchants in its usage. They must also design products according to varying needs as one size does not fit all.

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home › reports › state of remote deposit capture 2012: a replacement market emerges

State of Remote Deposit Capture 2012: A Replacement Market Emerges

by Bob Meara, September 27, 2012
Report Type: Industry Trends
GeoLocation: North America

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Abstract

With most US financial institutions now equipped with commercial remote deposit capture capability, a replacement market is emerging with up to 1,800 institutions in play.

Most financial institutions that will adopt remote deposit capture (RDC) solutions for commercial customers already have. The past two years have seen financial institutions' adoption of commercial RDC solutions grind to a halt. Meanwhile, commercial client adoption continues. The result has been a modest industrywide gain of approximately 150,000 RDC clients, or 16%, according to a new Celent report, **State of Remote Deposit Capture 2012: A Replacement Market Emerges**. Celent expects continued growth of deployed scanners to commercial locations over the next three years.

Commercial RDC Client Growth Continues Despite Saturated Bank Adoption
Historic RDC Adoption
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
Financial Institutions Adopting
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
Scanners Deployed
2004 2005 2006 2007 2008 2009 2010 2011 2012e
FIs Adopting
Scanners Deployed

Source: Vendor surveys 2006 to 2012, Celent estimates

With financial institutions now offering RDC to consumers and microbusinesses, multiple lines of business within financial institutions are making purchase decisions.

"There are clear and obvious signs of an emerging replacement market as a result, and it's larger than we expected," says Bob Meara, Senior Analyst with Celent's Banking Group

Related reports

State of Remote Deposit Capture: All About Mobile
by Bob Meara,
January 10, 2014

Top Trends in Corporate Banking 2013
by Robert Mancini,
January 23, 2013

State of Remote Deposit Capture 2011: Signs of a Maturing Market
by Bob Meara,
November 07, 2011

Thinking the Unthinkable: Banks Relinquishing Control of Their Payments Infrastructure
by Gareth Lodge,
May 23, 2013

Contact Us

Need more information about Celent? Send us an e-mail to **info@celent.com or call one of our offices.**

North America
Boston: + 1.617.262.3120
New York: +1.212.541.8100
San Francisco: +1.415.743.7900

Europe
Paris: +33.1.73.04.46.26
London: +44.20.7333.8333

Asia
Tokyo: +81.3.3500.3023
Beijing: +86.10.8520.0350
Bangalore: +91.80.40300538

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1

and author of the report. "Nearly 20% of surveyed institutions have plans or are considering switching RDC vendors, and that number is much higher among larger banks."

The report begins with an analysis of RDC risk and compliance because it remains of primary importance to financial institutions. It covers financial institution and client adoption of commercial RDC in detail and discusses small business RDC and the vendor landscape. Cash vault capture solution evolution and adoption are then explored, and we conclude with a forecast.

The 59-page report contains 48 figures and 12 tables.

Celent is a research and advisory firm dedicated to helping financial institutions formulate comprehensive business and technology strategies. Celent publishes reports identifying trends and best practices in financial services technology and conducts consulting engagements for financial institutions looking to use technology to enhance existing business processes or launch new business strategies. With a team of internationally based analysts, Celent is uniquely positioned to offer strategic advice and market insights on a global basis. Celent is a member of the Oliver Wyman Group, which is part of Marsh & McLennan Companies [NYSE: MMC].

Media Contacts

North America (Boston)
Erica Ferguson
eferguson@celent.com
Tel.: +1 617 262 8225

Europe (London)
Chris Williams
cwilliams@celent.com
Tel: +44 (0)208 870 7875

Asia (Tokyo)
Yumi Nagaoka
ynagaoka@celent.com
Tel.: +81.3.3500.3023

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Table of Contents

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Executive Summary	1
Introduction: A Replacement Market Emerges	5
RDC Risk and Compliance	8
Risk Management Tools	11
Commercial Remote Deposit Capture	16
Financial Institution Adoption	16
Client Adoption	23
RDC Solution Provider Landscape	28
Solution Evolution	34
Outlook	36
Small Business RDC	38
Small Business RDC Solutions	42
Adoption Outlook	47
Cash Vault Capture	51
State of Adoption	52
Outlook	54
Conclusions	55
Survey Methodology	56
Leveraging Celent's Expertise	58
Support for Financial Institutions	58
Support for Vendors	58
Related Celent Research	59

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Mobile Banking Will Grow 300% Over the Next Four Years: Aite

by John Adams
DEC 19, 2012 1:27pm ET

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No matter how you slice it, mobile banking is expanding rapidly. While that's probably not a total shock, what is striking is the pace of maturation — practically every use case for mobile is expected to more than double over the next couple of years alone. Some will grow threefold to fivefold over the next four years.

In new research out Tuesday, Aite projects the number of U.S. consumers using a mobile device to access their bank account will increase from 33 million to 96 million by 2016, a compound annual growth rate of 30%. Smartphone users will account for 96% of the total mobile banking population, suggesting the dilution of feature phones. In just the next two years, mobile banking usage will nearly double to about 64 million. Aite based its research on a survey of 1,115 U.S. consumers along with public mobile device sales information.

Ron Shevlin, a senior analyst at Aite Group, says that while the growth is across the board, form factor does make a difference regarding how specific uses will grow for smartphones and tablets. "Expense categorization will take off because of mobile payments at the point of sale, for example…while using the smartphone to analyze your investment won't be the most popular feature or function used ," he says.

The overall number of smartphone users in the U.S. is expected to increase from 105 million in 2012 to 174 million in 2016. Tablets are growing even faster, creating more pressure on banks, many of which are just now starting to develop plans for tablet applications. The number of tablet users is expected to rise from 65 million to 112 million by 2016, and approach 100 million by 2014. "The penetration of smartphones and tablets is absolutely huge, especially among consumers aged 45 to 50," he says.

When broken down by number of users and percentage of smartphone users, the trends for financial services reveal fast expansion of mobile banking services and deep penetration among phone owners. The number of people who use mobile to check account balances, for example, will increase from 32 million to 92 million in 2016. The percentage of smartphone owners using their phones for that purpose will increase from 36% to 59% during the same interval.

These trends also play out for other uses: receipt of account alerts is expected to expand from about 25 million users to more than 85 million users (or 28% to 54% of owners); paying monthly bills should grow from 14 million to 57 million (or 16% to 36% of owners); and use of remote deposit capture is projected to expand from 12 million to 48 million (or 13% to 30% of owners). One of the fastest growing uses is monthly bill payment — that's expected to more than double over the next two years, from 14 million to 34 million users. Among all U.S. consumers (smartphone and non-smartphone owners), nearly one in five is expected to use smartphones to deposit checks by 2016 (up from one in 20 today), and 38% will use smartphones to check balances by 2016 (up from 13% today).

The growth of tablets for financial services is projected to be even faster than smartphones. People using tablets for balance queries are expected to jump from 14 million to 27 million by 2013 and 55 million by 2016, or an expansion from 25% to 56% of tablet owners. Other uses will experience similar growth. Monthly bill payers are projected to expand from 8 million to 37 million by 2016 and 17 million in 2013. Remote deposit capture is expected to spike from 3 million in 2012 to 7 million in 2013 and 16 million in 2016. And while about 10 million people have used tablets to view banking statements in 2012, that's expected to approach 22 million in 2013 and 48 million by 2016.

Use of personal financial management (PFM) is also growing, suggesting that now is the time to move PFM tools to mobile devices. While only 6 million people use smartphones to categorize expenses now, that's expected to grow to 16 million in 2014 and 38 million by 2016. Budget management is expected to grow from about 6 million to 12 million in 2014 and 25 million in 2016. And use of smartphones for analysis of investment recommendations and ROI calculations is expected to expand from 7 million to 14 million in 2014 and 26 million in 2016.

PFM-related activities are expected to grow very quickly among tablet users. People who use tablets to create and manage budgets are expected to grow from just over 2 million in 2012 to 5 million in 2013, more than 8 million and 20 million in 2016. The number of people who use tablets to access financial educational materials — a frequently cited use case for tablets, is expected to grow from 4 million to 8 million in 2013 and 34 million in 2014. "Tablets are a bit more of a management device versus the smartphone," Shevlin says.

Shevlin says that in a world where everybody has both a smartphone and a tablet, people won't use both devices for all banking functions at all times. "It's more of a situational type thing. What I'm hoping to get across the banks and credit unions is they have to build out certain types of use categories, such as investment analysis and educational materials for the tablet, for example," he says.

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Feb 21, 2013

Javelin Strategy & Research identifies the Present and Future of the Mobile Imaging

San Francisco, CA, February 21, 2012 – As the smartphone-toting population crosses the 50% barrier, there are new opportunities and challenges to rethink and re-engineer the consumer transaction experience using new imaging technologies. Javelin Strategy & Research's latest report provides key information from selecting which mobile imaging services FIs should offer, to successfully rolling-out and targeting the services to reach broad adoption, to vendor coverage. Currently, 64% of the top 25 retail banks by deposit offer mobile deposit, with many of the largest banks in the U.S. rolling out mobile remote deposit capture (RDC) services in the past year.

Two out of Three Top FIs offer Mobile RDC

0%
10%
20%
30%
40%
50%
60%
70%

As of 2012, the two largest smartphone operating systems were Android and iOS at 48% and 32% marketshare, respectively. With the influx of customers owning smartphones, the impetus for FIs to provide mobile RDC is growing, with a full 58% of iPhone users finding mobile deposit desirable, followed by Windows Phone and Android smartphone users.

"With consumer mobile ownership and adoption on the rise, FIs cannot wait to implement and offer key mobile services to their broad customer base," said Mary Monahan, Executive Vice President and Research Director - Mobile at Javelin Strategy & Research. "We are finding mobile RDC's usage growing with one in four smartphone or tablet owners using this service in the past 90 days, as well as other mobile imaging technologies. To maintain a solid relationship with their customers, FIs need to hurry before consumers come expect the service, rather than delight in its offering."

Mobile imaging solutions can help bridge the customer transaction gap: Typing in a credit card number in an online environment is merely cumbersome; but in a mobile environment, it becomes an impediment to a sales conversion. Institutions should consider prioritizing mobile apps to upgrade with mobile imaging technologies by looking at consumer device ownership and mobile imaging attractiveness by mobile device OS. With the Apple and Google as the smart device market leaders, this is where institutions should put their immediate focus.

1

Javelin Strategy & Research's 2013 Mobile Imaging report evaluates consumers' preferences and issues with mobile RDC, imaging for bill payment, adding an online bill payee, credit card rate comparisons, and balance transfers, and provides FIs with insight into how to effectively develop and implement mobile imaging services. It is based on the analysis of the top 25 financial institutions by deposit size and three online surveys of more than 11,000 consumers. The report contains 38 pages and 18 graphs.

Learn More: Mobile Imaging: Going beyond Mobile Remote Deposit Capture To Bridge the Consumer Transaction Gap

Related Javelin Research

- 2012 MOBILE BANKING, SMARTPHONE, AND TABLET FORECAST: Mobile Banking Gains 10 Million Users As Smartphone and Tablet Adoption Soars
- 2012 MOBILE BANKING FINANCIAL INSTITUTION SCORECARD: Three Keys to Mobile Movement Success
- BANK SWITCHING IN 2012: Giant Banks Remain Highly Vulnerable as Customers Weigh Fees and Convenience

About Javelin Strategy & Research
Javelin Strategy & Research, a division of Greenwich Associates, provides strategic insights into customer transactions, increasing sustainable profits for financial institutions, government, payments companies, merchants and other technology providers. Javelin's independent insights result from a uniquely rigorous three-dimensional research process that assesses customers, providers, and the transactions ecosystem.

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State of Consumer RDC 2012: The Death of Desktop

by Bob Meara, October 5, 2012
Report Type: Industry Trends
GeoLocation: North America

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Abstract

Mobile remote deposit capture is destined for mainstream consumer adoption, while its desktop cousin will be shunned by most banks.

Remote deposit capture (RDC) began as a product offered to business clients using specialized capture devices. The past few years have seen several hundred financial institutions, mostly credit unions, offering consumer capture using devices consumers already own, thus eliminating the cost of providing and supporting scanners. RDC thus has become a viable self-service deposit channel; that is, for anyone with a scanner, a demographic that excludes most US households but includes virtually all small businesses. More popular still is mobile RDC, which invites the use of smartphones, running a stand-alone application or as part of a broader mobile banking solution.

According to the report featuring results of a Celent survey, **State of Consumer RDC 2012: The Death of Desktop**, 80% of US financial institutions are planning to or considering offering mobile RDC. Celent expects the number of financial institutions offering mobile RDC to double over the next year to nearly 1,000 banks and credit unions. Desktop RDC using scanners or multifunction devices will be offered primarily to small businesses, as financial institutions increasingly view mobile as the platform of choice for consumers.

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Remote Deposit Capture Solutions 2013: ABCD Vendor View
by Bob Meara,
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Interest in Mobile RDC Gains While Desktop Wanes

Consumer RDC Target Segments
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Respondents (%)
2010
2011
2012
2010
2011
2012
Mobile RDC
Desktop RDC
Mass market
Wealth management / mass affluent
Small and/or microbusinesses

Source: Celent survey of financial institutions, 2010, 2011, and September 2012, n=225.
Q: If you have or are planning an RDC solution using TWAIN compatible desktop scanners or a mobile RDC solution, who is your target customer for such a product?

"Widespread adoption of mobile RDC is a given, but it won't necessarily be easy," says Bob Meara, Senior Analyst with Celent's Banking Group and author of the report. "Balancing regulatory compliance, risk management, and growing consumer demand will challenge many institutions."

The other challenge with mobile RDC may result from its success with consumers and small businesses. Self-service deposits are at odds with the pervasive cross-selling culture at most banks. Reduced branch traffic presents a sales challenge, but deposit-related foot traffic comes at a significant cost—one that US banks may no longer be able to afford. Mobile RDC may hasten the branch transformation we all know to be inevitable, and many banks aren't ready for that.

Leveraging self-service channels is an established strategy, but not in the realm of check deposits. With consumer RDC, financial institutions have a means of reducing transactional activity in their branch networks. In addition to looking at adoption motives and barriers, this report reviews RDC risk and compliance options, the consumer RDC solution provider landscape, and market opportunity for mobile RDC in the mass market, wealth management, and small business market segments. This report draws on results from a July survey of 15 solution providers and a September online survey that drew responses from 225 financial institutions.

The 56-page report contains 52 figures and 8 tables.

Celent is a research and advisory firm dedicated to helping financial institutions formulate comprehensive business and technology strategies. Celent publishes reports identifying trends and best practices in financial services technology and conducts consulting engagements for financial institutions looking to use technology to enhance existing business processes or launch new business strategies. With a team of internationally based analysts, Celent is uniquely positioned to offer strategic advice and market insights on a global basis. Celent is a member of the Oliver Wyman Group, which is part of Marsh & McLennan Companies [NYSE: MMC].

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Table of Contents

Executive Summary	1
A Short History of Distributed Capture	4
RDC Risk and Compliance	7
Risk Management Tools	10
Consumer RDC Considerations	15
Small Business RDC	18
Small Business	18
Small Business RDC Solutions	22
Adoption Outlook	27
Consumer Desktop RDC	31
Solution Provider Landscape	31
State of Adoption – All Eyes on Mobile	32
Target Market	35
Outlook	35
Mobile RDC	37
Mitek's Reign and the Importance of Image Analytics	37
Solution Provider Landscape	40
State of Adoption	41
Target Market	43
Operational Results	43
Outlook	48
Conclusions	51
Research Methodology	53
Leveraging Celent's Expertise	55
Support for Financial Institutions	55
Support for Vendors	55
Related Celent Research	56

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3

Exhibit 3.8

Source: *Mitek Systems*
March 18, 2013 07:00

- *More than 12 million mobile deposit users have made it a "must have" for financial institutions*
- *Major bank reports saving $3.88 with each mobile check deposit over a teller deposit*
- *Mitek estimates Mobile Deposit has saved banks more than $100 million in transaction costs*

SAN DIEGO, March 18, 2013 (GLOBE NEWSWIRE) -- Mitek (Nasdaq:MITK) (www.miteksystems.com), the pioneer behind Mobile Deposit® technology, today estimates that it has facilitated more than $40 billion in check deposits. Adoption for this innovative technology continues to grow, with more than 12 million Americans already depositing checks quickly and easily from their smartphones or tablets[1]. Mitek's patented Mobile Deposit enables consumers to snap a picture of a check with their smartphone or tablet camera to make a deposit from anywhere, any time. Mobile Deposit is increasingly critical to engaging customers and growing mobile banking opportunities to maximize revenue opportunities, which is why more than 708 banks and credit unions have signed agreements to provide Mitek's Mobile Deposit to their customers.

As an example of the huge demand and widespread adoption of mobile imaging in banking, a major nationwide bank recently told the *Wall Street Journal* that customers are now depositing more than 100,000 checks every day through their mobile phones.

Mobile Deposit adoption has exploded because it is a win/win for banks and their customers. With Mobile Deposit, banks have lower check processing costs and customers have the freedom to deposit money on their schedule, from anywhere. In fact, a leading bank reported that in the last quarter of 2012, six percent of its consumer deposits were made through their Mobile Deposit application (QuickDeposit^{SM}) enabled by Mitek, resulting in 95 percent lower costs than if the check had been deposited via teller[2]. In addition, PNC Bank told analysts that mobile deposits save their organization $3.88 per transaction compared with a deposit made with a teller, and those savings amount to millions of dollars annually for the bank. Given publically available data, Mitek estimates that Mobile Deposit has saved banks more than $100 million since its inception.

When looking at the Mobile Deposit phenomenon, analysts also report:

- Fifteen percent of all smartphone and tablet owners have already adopted mobile remote deposit capture, according to AlixPartners.[3]
- Also according to AlixPartners, Mobile Deposit continues to be the number one mobile feature sought by all smartphone and tablet owners who would switch banks for mobile banking.[4]
- Mobile Deposit is projected to expand to 30 percent of smartphone users by 2016 according to the Aite Group, meaning approximately 1 out of 3 consumers is expected to make deposits using their smartphones.[5]
- Javelin Strategy & Research found that banks are racing to release Mobile Deposit because the shift in customer perception has made the technology an expected capability.[6]
- The percentage of the largest financial institutions offering mobile RDC has almost tripled in the past two years, states Javelin Strategy & Research, with 64 percent of the top 25 retail banks offering Mobile Deposit in 2013, up from 48 percent in 2012 and 22 percent in 2011.[7]
- The number of U.S. mobile banking users will double in the next five years and reach 108 million by 2017, accounting for 46 percent of U.S. bank account holders says Forrester Research.[8]

The popularity of Mobile Deposit has also blazed a trail for other banking services that use the same proven mobile imaging technology, such as Mobile Photo Bill Pay™ and loading prepaid card accounts. The evolution of Mobile

1